Darren K. DeStefano (703) 456-8034 ddestefano@cooley.com	VIA EDGAR

October 27, 2009

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Attn:	Mr. Jim Rosenberg, Senior Assistant Chief Accountant Mr. Joel Parker, Accounting Branch Chief Ms. Staci Shannon, Staff Accountant Mr. John Krug, Staff Attorney

RE:	Micromet, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 File No. 000-50440

Ladies and Gentlemen:

On behalf of Micromet, Inc. (the “Company”), we are responding to an oral comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by telephone conference on October 23, 2009 between Ms. Staci Shannon and Mr. Brian Leaf of this office with respect to the above-referenced filing (the “Comment”).  Set forth below the Comment is the Company’s response to the Comment.

Refer to your response to prior Comment 7.  You state that for periods prior to the year ended December 31, 2007, you did not track research and development expenses in sufficient detail by individual program in order to be able to quantify the total research and development expenses incurred to date for each of the programs.  Please disclose that fact.  Additionally, add a column to the schedule within your proposed disclosure to indicate the cumulative amount to date since the date you started tracking research and development expenses by program.

Response to Comment:

The Company acknowledges the Staff’s comment and will revise the proposed disclosure as requested, beginning with its Annual Report on Form 10-K for the year ending December 31, 2009.

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ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM

October 27, 2009
Page Two

Please fax any additional comment letters concerning the above-referenced filing to (703) 456-8100 and direct any questions or comments concerning the above-referenced filing or this response letter to either the undersigned at (703) 456-8034 or Brian F. Leaf, of this office, at (703) 456-8053.

Very truly yours, /s/ Darren K. DeStefano Darren K. DeStefano

cc:	Barclay A. Phillips, Micromet, Inc. Matthias Alder, Micromet, Inc.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM